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                             April 19, 2021

       Theodore T. Wang
       Co-Founder, Chairman and Chief Executive Officer
       Angel Pond Holdings Corp
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Angel Pond Holdings
Corp
                                                            Correspondence
relating to Registration Statement on Form S-1/A
                                                            Filed April 9, 2021
                                                            File No. 333-253990

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

       Correspondence filed April 9, 2021

       General

   1.                                                   We note your response
to our prior comment 1 that the forward purchase
                                                        arrangements were
"private resales to investors in reliance on the private placement doctrine and the
so-called    4(a)(1 12)    exemption." And that "all of the resales were to
                                                        sophisticated investors
who are either qualified institutional buyers (as defined in Rule
                                                        144A) or accredited
investors (as defined in Rule 502) who had pre-existing relationships with the founders." As
previously requested, please revise to identify the securities registration exemptions
relied on for these transactions.
   2. Please revise your Summary section to clarify that the low price that your Sponsor and the institutional and
accredited investors, pursuant to the forward purchase agreements, paid
 Theodore T. Wang
Angel Pond Holdings Corp
April 19, 2021
Page 2
         for the founder shares creates an incentive whereby your Sponsor and the institutional and accredited investors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.
       You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameTheodore T. Wang                            Sincerely,
Comapany NameAngel Pond Holdings Corp
                                                              Division of
Corporation Finance
April 19, 2021 Page 2                                         Office of Finance
FirstName LastName